July 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Edward M. Kelly – Legal
Amanda Ravitz – Legal
Dale Welcome – Accounting
Anne M. McConnell – Accounting

Re:	SC Health Corporation
Registration Statement on Form S-1
Registration No. 333-232240

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SC Health Corporation, a Cayman Islands exempted company (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 11, 2019, or as soon as possible thereafter. The Company hereby authorizes Paul D. Tropp and Christopher J. Capuzzi of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Paul D. Tropp of Ropes & Gray LLP, counsel to the Company, at (212) 596-9515 as soon as the registration statement has been declared effective.

Very truly yours,

SC HEALTH CORPORATION

By:	/s/ Angelo John Coloma
Name:	Angelo John Coloma
Title:	Chief Executive Officer